

FOR IMMEDIATE RELEASE
Information of Interest
For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2008 FINAL DIVIDEND

(Santiago, Chile, March 6, 2009) – The board of Directors on its meeting held on March 4th, approved to propose to the Regular Stockholders' Meeting the distribution, with charge to year 2008's net income, of the Final Dividend N° 237, wh ich amounts to Ch$108.66083 per share (Ch$543.30415 per ADR), totaling Ch$34,608,789,429. The Dividend will be paid to its 318,502,872 shares, on April 28th 2009, pursuant the Stockholders' Meeting approval.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.